January 21, 2020

United Stated Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Novint Technologies, Inc.
Registration Statement on Form 10-12G Filed November 14, 2019 File No. 000-51783 And Refiled on January 21, 2020

Gentlepersons:

Novint Technologies, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 6, 2019 (the “Comment Letter”) relating to the Registration Statement on Form 10-12G referenced above.

The Company’s responses are numbered (unbolded) to correspond to the Staff’s comments (which are bolded) and are filed in conjunction with the filing of the Company’s Form 10 (the “Form 10”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each such comment.

Business, page 1

1. Please disclose the material terms of your current licensing agreements, including but not limited to, the identity of the parties, termination provisions, restrictions and obligations, and minimum payments under the agreements.

The following disclosure has been added:

The licensing agreements with various gaming software providers have all expired and are deemed terminated at this time. Novint continues to be able to sell or provide for free as an accompanying software bonus along with the Falcon a library of games that the company developed internally and that are not subject to any current license agreements or future royalties. The single agreement that is referenced in Note 4 that accounts for all of the contingent accrued royalties was an agreement dated January 4, 2004 and an amendment dated July 24, 2007 between Novint Technologies, Inc. and Force Dimension, LLC based in Switzerland. As noted in Note 4 describing commitments and contingencies, the company believes, based on extensive due diligence including examining documents and interviews with prior management and employees, that the other party to the agreement failed to deliver the deliverables as specified in the agreement and that the company believes that beyond the initial payments that Novint made, that this obligation is no longer ongoing and the company deems the agreement terminated. However, since there was never an official termination, as per ASC 405-20 the company cannot derecognize the liability and thus the contingent liability remains in the September 30, 2019 financial statements as included in the Form 10.

There is a licensing agreement dated April 6. 2009 between Inverse Technology Corporation and Kinetecs, Inc., both based in Lincoln, Nebraska and Force Tek Enterprises, LLC of Cecil, Pennsylvania. When Novint merged with ForceTek in April 2011, as described in this filing, Novint assumed this license. The agreement contained a large initial payment that was paid by Force Tek and subsequent royalties based on sales of products that utilize the licensed technology. The technology from this license may be used in Novint's Xio product that has been in development, in which case the company would be required to pay royalties on commercial sales as per the agreement, although there can be no assurances that Novint will be able to successfully commercialize the Xio product.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 8

2. We note that the company has not generated revenue but your disclosure in the filing suggests that you have made sales. For example, on page 5, you state that "Novint has continued selling small amounts of Falcons and related software and accessories." You further state on page 8 that the company's sales of its haptic products are primarily to consumers through retail outlets. Please clarify the current operations of the company and whether you have made any sales since 2017.

During the earlier years of Novint, the company did sell its products primarily to consumers and through the retail channels. When the new team came on to try to save the company in 2013, the company continued to sell individual units to consumers through the Novint online store in an effort to capture a larger per centage of the sale rather than go through distribution. As the same time, the company adopted a new strategy of trying to sell Falcons to more professional users, small developers and institutions such as schools which were more likely to make purchases of multiple units at at time and create more near term revenue for the company considering the extremely limited cash resources of the company at the time. This shift in strategy was somewhat successful as evidenced by the higher level of sales during the next few years. In 2017, the company shifted strategy to try to partner with one or more larger OEMs in the gaming space that could help introduce either the existing Falcon, a cost reduced version of the Falcon and/or the Xio controller that was in development. There has been significant interest and testing from two well known OEMs in the gaming space but the process with large OEMs is an extremely strenuous and long process and there can be no assurances that the company will be able to successfully conclude a partnering arrangement. As such, during the second half of 2019 the company once again refocused on trying to do direct sales and the company expects to recognize revenue from these sales effort in the remainder of 2019 and 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 11

3. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350.

The Company believes that its available cash and other resources are able to allow the Company to conduct operations for at least the next 24 months. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect.

Security Ownership of Certain Beneficial Owners & Management, page 12

4. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Congregation Ahavas Tzdokah Vchesed Inc. and Alpha Capital Anstalt.

We have updated the disclosure in the Form 10 to include this information.

Certain Relationships and Related Transactions, and Director Independence, page 15

5. Please revise to provide disclosure regarding your related party transactions. We note that the company had issued notes to certain directors and officers which were converted into common stock in 2017. Please identify the directors and officers and discuss the material terms of the notes. See Instruction to Item 404 of Regulation S-K.

On or about August 19, 2013, four investors, two of which were and are now officers and/or directors and thus affiliates of the Company, loaned an aggregate $51,180 to the Company.  The loans were memorialized in notes issued to the investors.  The notes were convertible at a per share price equal to the VWAP of the Company’s common stock for that 10 trading days preceding the Conversion Date.  On or about November 1, 2017, the Company and each investor executed an amendment agreement to memorialize certain amendments to the notes including extending the maturity date among other amendments and at the request of the Company as an effort to eliminate the debt and simply the capital structure, the investors converted the notes at the conversion price in November 2017.

Orin Hirschman, who is an officer and director of the company, participated through AIGH Investment Partners LLC for an amount of $15,000 and Martin Chopp, who is a director of the company, participated through Ellis LP for an amount of $10,180. The remaining investors in the notes are not affiliated or related parties but where shareholders of Novint. The proceeds of the notes were used to immediately pay the Company's D&O Insurance and for working capital in order to avoid having to cease operations.

General

6. Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

We have updated the Form 10 to include third quarter 2019 numbers, as required.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (800) 288-4695 or our counsel Jolie Kahn at (516) 217-6379.

Very truly yours,

/s/ Orin Hirschman
Orin Hirschman
President (Principal Executive Officer)